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                                                                       EXHIBIT 4

                      [On PCD Investments, LLC Letterhead]

Gene Fischer
Chairman, PlanetCAD Inc.
c/o Capstone Ventures
3000 Sand Hill Road Bldg 1, Suite 290
Menlo Park, CA 94025

Dear Mr. Fischer:

         I received your letter dated February 26, 2002. I am pleased that PlanetCAD's Board of Directors intends to carefully consider our offer, but I am disappointed you were unable to convene even a telephonic meeting to discuss such a material event facing the company. It seems a bit ironic that you could have rejected our initial offer on December 5, 2001, after merely one day of consideration, but are unable to produce a meaningful response under these circumstances.

         Unfortunately, we are unable to meet on March 6, 2002, but we are available and would prefer to meet sooner, even if a portion of the Board must do so telephonically. We suggest the afternoon of February 28 or sometime on March 1 or 2, 2002. As you know, we have had several discussions where we explained our position and you had the opportunity to ask questions of us, so we are not entirely sure what is to be gained by yet another meeting. However, on the understanding that the purpose of any meeting is to negotiate the terms of our offer and to discuss questions related to such offer, we look forward to meeting with authorized representatives of the Board. In anticipation of such meeting, we would like a more detailed list of questions you would like answered for the Board to make a decision, and an explanation of the conditions on which the company would and would not be willing to proceed with one of the potential transactions we previously outlined. Additionally, please identify who has been retained as the company's financial advisor and the scope of their engagement.

         In the meantime, we will delay initiating our intended tender offer, although we will continue our preparation for such event and will begin preparation of a potential proxy solicitation. We are sending to the company today a formal request for a copy of the stockholder list of the company and will soon be delivering to the company information relating to our potential proxy solicitation. Please advise us immediately if authorized representatives of the Board are unable to meet on the terms set forth above in the very near term. In any event, we reserve all rights to proceed with any actions we deem appropriate, including the tender offer previously mentioned.

         Please contact me promptly to arrange a meeting.

                                        Sincerely,


                                        /s/ ERIC A. WEISSMANN

                                        Eric A. Weissmann
                                        President

cc: David Hushbeck
    Whitney Holmes, Esq.